GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia

February 20, 2018

VIA EDGAR SUBMISSION

Ron Alper
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:          GMCI Corp.
Amendment No. 2 to Form 10-12G
Filed January 11, 2018
File No. 000-54629

Dear Mr. Alper:

We are in receipt of your comment letter dated January 23, 2018 regarding GMCI Corp.'s filing as reference above. As our counsel discussed with Mr. Alper, we are preparing the financial statements for the period ended December 31, 2017 to be included in the next amendment to the Form 10-12G. Upon finalizing such financial statements and upon review by our auditor, we will then file the amendment no. 3 to the Form 10-12G.

If you have any question, please contact our counsels Jason Ye, Of Counsel, or Yarona Yieh, Of counsel, at Ortoli Rosenstadt LLP at 212-588-0022.

Very truly yours,

/s/ Calvin Chin
Calvin Chin
Chief Executive Officer